SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

10 June 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

    10 June 2014

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

As previously announced on 24 March 2014, the first tranche of the deferred bonus awards in respect of 2013 performance for members of the Group Executive Committee would vest in June 2014 and be released in Shares based on the prevailing share price.

In this respect, the Group announces that on 9 June 2014, after the settlement of income tax and national insurance contributions, the  members of the Group Executive Committee listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
Andrew Bester	112,451
Alison Brittain	154,451
António Lorenzo	112,451
David Nicholson	72,145
David Oldfield	70,857
Miguel-Ángel Rodríguez-Sola	75,870
Toby Strauss	102,628
Matt Young	91,451

António Lorenzo and David Oldfield respectively sold the 112,451 and 70,857 Shares released to them in the first tranche at 78.2382 pence per Share.

Mr Horta-Osório's conditional bonus award for 2013 performance is subject to deferral for five years and to performance adjustment and forfeiture provisions during the first three years and accordingly does not vest in 2014.

Juan Colombás and George Culmer's conditional bonus awards for 2013 performance are subject to deferral and to performance adjustment until at least March 2016 and accordingly do not vest in 2014.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 10 June 2014